Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 4, 2004

Extendicare Inc. Achieves Strong Third Quarter Results

•	Announces definitive agreement to acquire Assisted Living Concepts, Inc.; 177 assisted living facilities representing 6,838 units for US$280 million

•	Health care earnings of $0.33 per diluted share; net earnings of $0.28 per diluted share

•	Consolidated EBITDA margin of 14.0%; U.S. operations EBITDA margin of 15.6%

•	U.S. Medicare census of 16.2%

•	U.S. nursing home occupancy increases to 92.6%

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $19.6 million ($0.28 per diluted share) in the 2004 third quarter, up from net earnings of $13.8 million ($0.19 per diluted share) in the same period in 2003. Earnings from health care operations prior to undernoted items rose to $23.3 million ($0.33 per diluted share) compared to $12.6 million ($0.17 per diluted share) in the prior year period.

	Three months ended September 30
	2004		2003
	After-tax
	earnings		After-tax
(thousands of Canadian dollars except per share amounts)	(loss)	EPS(1)	earnings	EPS(1)
Health care operations, before undernoted	23,262	$0.33	12,569	$0.17
Valuation adjustment on interest rate caps	(1,592)	(0.03)	—	—
Gain (loss) from asset disposals, impairment and other items	(3,141)	(0.04)	—	—

	18,529	$0.26	12,569	$0.17
Share of equity accounted earnings	1,083	0.02	1,197	0.02

Net earnings	19,612	$0.28	13,766	$0.19

(1)diluted earnings (loss) per share

In a separate news release issued today, Extendicare announced an agreement to acquire Assisted Living Concepts, Inc. of Dallas, Texas.

“Extendicare continued its positive performance largely driven by its U.S. health care operations, which continued to generate strong revenues, margins and net income,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “As a result, our balance sheet continues to strengthen. Lower debt levels and improved earnings have reduced Extendicare’s debt-to-equity ratio to 1.5 to 1 from 2.1 to 1 at the beginning of 2004.”

Extendicare Health Services, Inc.’s (EHSI) Medicare patient census on a same-facility basis increased to 16.2% of total nursing home census in the 2004 third quarter compared to 15.2% in the 2003 third quarter. However, it reflected a slight decline compared to 16.5% in the 2004 second quarter. On a same-facility basis, EHSI’s total average daily census in its nursing homes increased to 12,668 in the 2004 third quarter, compared to 12,504 in the same period last year and 12,545 in the 2004 second quarter.

At the end of August 2004, the State of Pennsylvania announced a retroactive increase in its Medicaid rates for the period July 1, 2003 to June 30, 2004. As a result, the Company recorded a revenue pickup of $6.1 million, or $0.06 per diluted share, in the 2004 third quarter related to prior periods.

In the U.S., nursing home providers received a 2.8% annual inflationary Medicare rate increase effective October 1, 2004, which will assist Extendicare in offsetting rising resident care costs. Also in Ontario, the nursing home industry received a funding increase from the Ontario government effective October 1, 2004 which will increase Extendicare’s annualized revenue by $6.6 million rising to $8.0 million on April 1, 2005. The Company cautions investors that most of the revenue increase is flow through funding to enhance resident care. With the government’s new build program in Ontario now largely complete, Extendicare continues to closely monitor occupancy levels. While certain markets remain difficult to operate in, the Company has demonstrated some improvement since the beginning of the year and has reduced the number of nursing homes currently operating below 97% from six to one.

Quarters ended September 30, 2004 and September 30, 2003
Revenue increased by $30.5 million over the 2003 third quarter, prior to the negative impact of the change in the foreign exchange rate of $18.0 million. Nursing and assisted living centres no longer operated by the Company, in addition to the discontinued home health care business in British Columbia, contributed $4.0 million and $13.4 million to revenue prior to their disposal for the 2004 and 2003 periods, respectively. Revenue from ongoing operations increased by $39.7 million or 9.5% over the prior year period, before the negative impact of the change in the foreign exchange rate of $17.8 million. Revenue from U.S. operations accounted for $36.3 million of the increase primarily due to higher funding levels and growth in Medicare patient census. EHSI’s new nursing and assisted living centres contributed $5.7 million. Revenue from ongoing Canadian operations increased $3.4 million due to a contribution from Extendicare’s new Ontario homes of $2.4 million and to changes in funding partially offset by a decline in home health care revenue. ParaMed’s home health care revenue declined $1.5 million due to an 8.2% reduction in service hours, partially offset by rate increases.

EBITDA rose to $62.6 million in the 2004 third quarter from $50.7 million in the same quarter last year. EBITDA as a percent of revenue increased to 14.0% from 11.7% in the prior year quarter.

U.S. EBITDA increased $13.3 million to $49.9 million in comparison to the prior year quarter. The retroactive increase in Pennsylvania Medicaid funding contributed $6.1 million to the improvement, with the remainder due primarily to funding improvements and growth in Medicare patient census. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $2.9 million and net earnings by $0.7 million.

EBITDA from Canadian operations declined $1.4 million to $12.7 million in the 2004 third quarter. The sale of nursing and retirement homes and ceased home health care operations in British Columbia contributed $0.5 million to the decline in EBITDA. The remaining Canadian operations experienced a decline in earnings in comparison to the 2003 third quarter primarily due to labour cost increases in excess of funding, timing of resident care costs and a reduction in property tax funding.

Cash flow from operations was negatively impacted this quarter by an increase in payments for self-insured liabilities to $12.8 million compared to $4.4 million in the same 2003 quarter. This increase related to the discontinued Florida and Texas operations, as management continues its efforts to close out the backlog of claims.

Nine Months ended September 30, 2004 and September 30, 2003
Net earnings for the nine months ended September 30, 2004 rose $22.5 million to $66.3 million ($0.94 per diluted share) from net earnings of $43.8 million ($0.62 per diluted share) in the same prior year period. Results included a pre-tax loss of $5.6 million related to the valuation of interest rate caps, loss (gain) from asset disposals, impairment and other items in the first nine months of 2004 compared to a pre-tax gain of $0.9 million in the prior year period. The after-tax impact of these items was a gain of $2.1 million ($0.03 per diluted share) in 2004 and a gain of $0.9 million ($0.01 per diluted share) in 2003. Earnings from health care operations prior to these items rose to $60.1 million ($0.85 per diluted share) compared to $26.5 million ($0.37 per diluted share) in the same 2003 period.

Revenue increased by $100.1 million, prior to the negative impact of the change in the foreign exchange rate of $72.4 million. Nursing and assisted living centres no longer operated by the Company, in addition to the Company’s discontinued home health care business in British Columbia, contributed $23.3 million and $44.5 million to revenue prior to their disposal for the 2004 and 2003 periods, respectively. Revenue from ongoing operations increased by $119.8 million, or 9.6% over the prior year period, before the negative impact of the change in the foreign exchange rate of $71.0 million. Ongoing U.S. operations contributed $97.3 million to the revenue improvement primarily due to higher funding levels and growth in Medicare patient census. EHSI’s new U.S. nursing and assisted living centres added $11.4 million to revenue. Revenue from ongoing Canadian operations increased by $22.5 million, of which Extendicare’s new Ontario nursing homes added $12.8 million, with the remaining improvement primarily due to funding to enhance resident care, partially offset by lower home health care revenue. Revenue from ongoing Canadian home health care operations declined by $2.2 million due to a 6.1% decline in service hours, partially offset by improved rates.

EBITDA rose 26.7% to $172.6 million in the first nine months of 2004 from $136.2 million in the same period last year. EBITDA as a percent of revenue increased to 13.1% from 10.5% in the prior year period. EBITDA from U.S. operations improved by $36.6 million to $138.8 million. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $10.6 million and net earnings by $2.8 million. EBITDA from Canadian operations was $33.8 million compared to $34.0 million. As a result of the sale of Canadian nursing homes and the discontinued home health care operations in B.C., EBITDA declined by $1.0 million between periods. However, EBITDA from ongoing Canadian operations improved by $0.8 million due to a $2.1 million contribution from Extendicare’s new Ontario nursing homes, partially offset by a reduction in property tax funding of $0.6 million and a $0.7 million deferral of accommodation revenue due to lower occupancy in Ontario.

Net interest costs for the nine months ended September 30, 2004 decreased by $11.6 million from the same prior year period. The Company recorded interest income of $3.5 million in 2004 related to the settlement of the Greystone transaction. The remaining $8.1 million improvement was primarily due to lower average interest rates and debt levels.

Other Items
Included in the loss from asset disposals, impairment and other items of $5.4 million reported in the 2004 third quarter was a charge of $5.0 million (US$4.0 million) on the write-off of EHSI’s holdings of Omnicare, Inc. warrants.

In accordance with Toronto Stock Exchange (TSX) regulations, effective November 15, 2004 Extendicare’s trading symbols for its two classes of common stock will be changed. The symbol for the Company’s Multiple Voting Shares will change from EXE to EXE.MV. The symbol for the Subordinate Voting Shares will change from EXE.A to EXE.SV on the TSX, and from EXE.A to EXE on the New York Stock Exchange.

Under the terms of its November 27, 2003 Normal Course Issuer Bid, the Company has purchased to date for cancellation 246,900 Subordinate Voting and Multiple Voting shares at an average cost per share of $13.52, of which 235,200 were acquired in 2004 at an average cost per share of $13.53. This bid expires on November 26, 2004. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 29, 2004, for just less than 5% of each of the Company’s outstanding Subordinate Voting, Multiple Voting and Class II Preferred, Series 1 shares.

At their meeting today, the Directors declared a monthly dividend of $0.071 per share on Extendicare’s Class II Preferred Shares, Series 1, payable on December 15, 2004 to shareholders of record on November 30, 2004.

Extendicare, through its subsidiaries, currently operates 266 long-term care facilities across North America, with capacity for over 27,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 34,900 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2004 third quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On November 5, 2004, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the third quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. Alternatively, the call in number is 1-800-387-6216 or 416-405-9328. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on

November 19, 2004. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3103104. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2004 presentation.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended		Nine months ended
	September 30		September 30
(thousands of Canadian dollars except per share amounts)	2004	2003	2004	2003
Revenue
Nursing and assisted living centres
United States	307,401	294,044	909,798	891,774
Canada	92,289	90,858	272,655	257,166
Outpatient therapy — U.S.	3,722	4,171	11,316	12,501
Home health — Canada	31,915	33,440	95,868	101,218
Other	10,274	10,541	31,175	30,412

	445,601	433,054	1,320,812	1,293,071
Operating and administrative costs	379,059	377,530	1,135,903	1,142,803
Lease costs	3,976	4,873	12,309	14,041

EBITDA (note 1)	62,566	50,651	172,600	136,227
Depreciation and amortization	14,142	15,816	42,964	47,672
Interest, net	11,211	14,768	33,738	45,323
Valuation adjustment on interest rate caps	2,613	—	8,478	—
Loss (gain) from asset disposals, impairment and other items	5,399	—	(2,857)	(905)

Earnings before income taxes	29,201	20,067	90,277	44,137

Income taxes
Current	14,097	5,521	46,352	11,102
Future (reduction)	(3,425)	1,977	(18,249)	5,593

	10,672	7,498	28,103	16,695

Earnings from health care	18,529	12,569	62,174	27,442
Share of equity accounted earnings	1,083	1,197	4,119	16,325

Net earnings	19,612	13,766	66,293	43,767

Earnings per share
Basic	0.29	0.20	0.96	0.63
Diluted	0.28	0.19	0.94	0.62

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted and after preferred share dividends	$0.33	$0.17	$0.85	$0.37
Valuation adjustment on interest rate caps	(0.03)	—	(0.08)	—
Gain (loss) from asset disposals, impairment and other items	(0.04)	—	0.11	0.01
Share of equity accounted earnings	0.02	0.02	0.06	0.24

	$0.28	$0.19	$0.94	$0.62

Note(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended		Nine months ended
	September 30		September 30
(thousands of Canadian dollars)	2004	2003	2004	2003
Cash provided by (used in) operations
Net earnings	19,612	13,766	66,293	43,767
Adjustments for:
Depreciation and amortization	14,142	15,816	42,964	47,672
Provision for self-insured liabilities	3,706	3,240	11,218	9,915
Payments for self-insured liabilities	(12,827)	(4,379)	(21,365)	(27,245)
Future income taxes	(3,425)	1,977	(18,249)	5,593
Valuation adjustment on interest rate caps	2,613	—	8,478	—
Loss (gain) from asset disposals, impairment and other items	5,399	—	(2,857)	(905)
Dividends received from equity investments, net of undistributed share of earnings	(1,083)	(1,197)	11,473	(16,325)
Other	597	(246)	1,658	1,016

	28,734	28,977	99,613	63,488
Net change in operating working capital, excluding cash
Accounts receivable	(2,654)	5,077	7,417	10,589
Inventories, supplies and prepaid expenses	824	2,444	(4,777)	(1,506)
Accounts payable and accrued liabilities	(5,848)	(4,488)	(6,166)	(12,866)
Income taxes	1,741	689	14,135	265

	22,797	32,699	110,222	59,970

Cash provided by (used in) investment activities
Property and equipment	(13,980)	(16,382)	(47,640)	(44,252)
Acquisitions	—	—	(8,750)	—
Net cash proceeds from dispositions	10,393	—	42,496	2,047
Other assets	(2,770)	(1,260)	24,863	(641)

	(6,357)	(17,642)	10,969	(42,846)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	170,480	11,021
Repayment of long-term debt	(16,866)	(4,348)	(281,029)	(8,980)
Decrease (increase) in investments held for self-insured liabilities	103	(2,336)	5,150	8,030
Financing costs	4	(121)	(16,293)	(156)
Purchase of shares for cancellation	(1,813)	(2,984)	(3,565)	(5,766)
Other	1,075	957	2,098	1,379

	(17,497)	(8,832)	(123,159)	5,528

Foreign exchange gain (loss) on cash held in foreign currency	(2,391)	29	(423)	(7,326)

Increase (decrease) in cash and cash equivalents	(3,448)	6,254	(2,391)	15,326
Cash and cash equivalents at beginning of period	75,903	61,696	74,846	52,624

Cash and cash equivalents at end of period	72,455	67,950	72,455	67,950

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	September 30	December 31
(thousands of Canadian dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	72,455	74,846
Accounts receivable	155,659	150,048
Assets under divestiture agreement	—	43,722
Income taxes recoverable	—	9,654
Future income taxes	37,290	34,571
Inventories, supplies and prepaid expenses	17,862	13,928

	283,266	326,769
Property and equipment	794,944	821,682
Goodwill and other intangible assets	94,485	97,558
Other assets	152,010	205,629

	1,324,705	1,451,638
Equity accounted investments	130,411	141,779

	1,455,116	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	235,367	254,848
Income taxes payable	4,174	—
Deposits under divestiture agreement	—	38,895
Accrual for self-insured liabilities	31,540	32,413
Current maturities of long-term debt	7,074	7,409

	278,155	333,565
Accrual for self-insured liabilities	51,655	62,990
Long-term debt	632,470	750,094
Other long-term liabilities	14,500	13,358
Future income taxes	61,577	76,977

	1,038,357	1,236,984
Share capital and contributed surplus	313,651	312,328
Retained earnings	95,677	31,959
Foreign currency translation adjustment account	7,431	12,146

	1,455,116	1,593,417

Closing US/Cdn. Dollar Exchange Rate	1.2616	1.2965

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended		Nine months ended
	September 30		September 30
(dollar amounts in Canadian dollars, unless otherwise noted)	2004	2003	2004	2003
Revenue (millions)
United States	$319.7	$307.1	$947.1	$929.5
Canada	125.9	126.0	373.7	363.6

	$445.6	$433.1	$1,320.8	$1,293.1

EBITDA (millions)
United States	$49.9	$36.6	$138.8	$102.2
Canada	12.7	14.0	33.8	34.0

	$62.6	$50.7 (a)	$172.6	$136.2

Health Care Net Earnings (millions)
United States	$14.6	$7.6	$38.4	$16.6
Canada	3.9	5.0	23.7	10.8

	$18.5	$12.6	$62.2 (a)	$27.4

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted and after preferred share dividends	$0.33	$0.17	$0.85	$0.37
Valuation adjustment on interest rate caps	(0.03)	—	(0.08)	—
Gain (loss) from asset disposals, impairment and other items	(0.04)	—	0.11	0.01
Share of equity accounted earnings	0.02	0.02	0.06	0.24

	$0.28	$0.19	$0.94	$0.62

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	30.7%	27.8%	32.0%	28.8%
Private/other	17.2	18.3	17.5	18.5
Medicaid	52.1	53.9	50.5	52.7
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,052	1,906	2,092	1,914
Private/other	2,117	2,113	2,104	2,126
Medicaid	8,499	8,485	8,375	8,420

	12,668	12,504	12,571	12,460

Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$356.88	$323.96	$353.68	$321.43
Private/other	192.36	185.29	191.59	183.71
Medicaid	139.50	133.46	137.86	130.29
Medicare Part A only	322.86	294.12	321.73	292.93
Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.6%	91.5%	91.9%	91.2%
Assisted living facilities	82.8	86.4	84.9	85.3
Combined nursing and assisted living facilities	91.6	91.0	91.2	90.6
Canadian facilities average occupancy (same-facility basis)	97.8%	98.4%	97.3%	98.0%
Extendicare Inc. total average occupancy (same-facility basis)	93.5%	93.2%	93.0%	92.9%
Average US/Cdn. dollar exchange rate	1.3074	1.3807	1.3280	1.4295

(a) Does not add due to rounding